UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-QSB   [_] Form N-SAR

For Period Ended: December 31, 2008

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Surge Global Energy, Inc.

Full Name of Registrant:

 Former Name if Applicable

990 Highland Drive Suite 206

Address of Principal Executive Office (Street and Number)

Solana Beach, California, 92075

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
XX	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its audited financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

E. Jamie Schloss	858	720-9900
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The independent accountants have not yet completed their audit.

 Preliminary unaudited results indicate that for the year ended December 31, 2008 the Company had comprehensive net income of $81,000 versus a comprehensive loss in 2007 of $12.412 million, an improvement of $12.493 million. The Company had net income before other comprehensive losses of $162,000 in 2008 versus a loss of $11.344 million in 2007, an improvement of $11.506 million.

The Company had no operating revenues in the twelve months ended December 31, 2008 or 2007, however the Company had a gain of $658 thousand from the sale of investments in 2008, with no comparable gain in 2007. It also had an realized impairment of oil and gas investments of $1.008 million versus a realized impairment on investments of $1.921 million in 2007 related to the decline in the market value of its North Peace Energy stock.

Total operating and related expenses for the twelve months ended December 31, 2008 compared to 2007 decreased by $2.109 million to $2.714 million from $4.824 million in the prior period. Included within the $2.109 million expense decrease in 2008 is a reduction of $1.059 million of non-cash employee compensation costs, a decrease of 397,000 in payroll related costs, a decrease of $159,000 in selling, general and administrative (SG&A) expenses, and $1.072 million in decreased legal and audit expenses. In 2008, operating expenses included an oil and gas impairment of $580,000, with no comparable charge in 2007. The decrease in non-cash compensation cost of $1.059 million in 2008 was the result of lower option and warrant expenses arising from a lower stock price and lower volatility assumptions for vested stock options during 2008.  Depreciation and amortization decreased $2,000 from $9,000 in 2007 to $7,000 in 2008.

Net financing income in 2008 was $57,000 versus interest expense of $1.425 million in 2007, an improvement of $1.482 million in net interest costs. The financing expense in 2007 was largely a non cash charge due to the beneficial conversion feature related to notes payable.

 Other differences between 2008 and 2007 include an equity loss from affiliates in 2007 of $1.057 with no comparable charge in 2008, and impairment of oil and gas investments of $1.008 million in 2008 versus a loss of $1.921 million in 2007, a decrease of $913,000.

In 2007, the Company had a gain on the sale of Peace Oil Corp. of $3.098 million and related income tax expense of $4.848 million which together created a net loss of $1.749 million in 2007 on this transaction. In 2008, the Company was able to reduce its tax liability by selling Peace to a third party and as a result incurred a net gain of $3.275 million after expenses incurred in conjunction with the sale of Peace Oil Corp. The gain consisted of a reversal of the prior year’s accrual of $4.848 million less expenses of sale of $1.573 million.

Surge Global Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ E. Jamie Schloss CFO

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.